SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 September 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

UK

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

If undeliverable please return to:
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom

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               SAMPLETOWN TAS 7000

CREATING TOMORROW TODAY BHP BILLITON PLC ANNUAL REPORT PACK 2004 If you prefer to receive our Annual Report and other shareholder documentation electronically, then: 1 Go to our website www.bhpbilliton.com and click on the Shareholder Services icon 2 Go to Provide your Email Address then click on Plc – UK Principal Register 3 Enter your personal security information: Shareholder Reference Number (SRN) and postcode or country code 4 Click on Validate Please read the Registrar’s Terms and Conditions carefully as these set out the basis on which electronic communications are offered to you. If you accept the Terms and Conditions, please click on the relevant button to acknowledge that you have read and accepted them. Once you have completed registration successfully, you will be sent an email informing you when the facility/documents will be made available. WORKING FOR A SUSTAINABLE FUTURE BHP Billiton’s Health, Safety, Environment and Community Report for 2004 is now available on our website at http://hsecreport.bhpbilliton.com/2004/in dex.asp

BHP Billiton Plc Neathouse Place London SW1V 1BH United Kingdom Tel: +44 (0)20 7802 4000 Fax: +44 (0)20 7802 4111 A member of the BHP Billiton group www.bhpbilliton.com

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Plc will be held in London on Thursday, 25 November 2004 at 10.30 am. Shareholders who are unable to attend the meeting or who may prefer to register questions in advance, are invited to do so. This form is provided as a convenient way to submit any questions you may have.

Please return it to our Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, or by facsimile to +44 (0)870 703 6109 at least 5 business days before the AGM. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you can email the Company’s Registrar at web.queries@computershare.co.uk.

You may also submit a written question to the auditor if the question is relevant to the content of the auditor’s report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. If time does not permit us to address all questions at the AGM we will prepare responses and make these available on our website.

Your Name(s):

Shareholder Reference Number (SRN)
or

Question(s):		Please mark ☒ if it is a question directed to the Auditor

1.	☐

2.	☐

3.	☐

4.	☐

Thank you for your time.

Registered office as above Registered in England and Wales, Number 3196209

Form of Proxy

Mark ☒ if you have made any changes to your address details, sign below and return to the Company’s Registrar	☐

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Appointment of Proxy
I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint

BHP Billiton Plc
Registered in England and Wales
Number 3196209

Shareholder Reference Number

I 1234567890 I N D

PIN 1234

☐	the Chairman of the Meeting (mark box with an ‘X’)	OR	Write here the name of the person you are appointing as your proxy if this person is someone other than the Chairman of the Meeting.

or failing whom, or if no person is named, the Chairman of the Meeting, to act generally on my/our behalf and to vote in accordance with the directions on this form or, if no directions have been given, as he or she sees fit, at the Annual General Meeting of BHP Billiton Plc and at any adjournment thereof. Should any resolutions, other than those specified, be proposed at the Meeting, my/our proxy may vote on those matters as he or she thinks fit. I/we understand that I/we may submit a proxy form and still attend the Meeting. If I/we do this my/our proxy’s authority is suspended only in relation to those resolutions (if any) in relation to which I/we have appointed the proxy but on which I/we choose to vote personally.

Important Note: If you appoint the Chairman as your proxy and give no directions on how to vote, the Chairman will vote in favour of each of the items of business.

Voting directions to your proxy — please mark ☒ to indicate your directions

Vote
		For	Against	Withheld

1.	To receive the Financial Statements and Reports of BHP Billiton Limited	☐	☐	☐

2.	To receive the Financial Statements and Reports of BHP Billiton Plc	☐	☐	☐

3.	To re-elect Mr D R Argus as a Director of BHP Billiton Limited	☐	☐	☐

4.	To re-elect Mr D R Argus as a Director of BHP Billiton Plc	☐	☐	☐

5.	To re-elect Mr D A Crawford as a Director of BHP Billiton Limited	☐	☐	☐

6.	To re-elect Mr D A Crawford as a Director of BHP Billiton Plc	☐	☐	☐

7.	To re-elect Mr C W Goodyear as a Director of BHP Billiton Limited	☐	☐	☐

8.	To re-elect Mr C W Goodyear as a Director of BHP Billiton Plc	☐	☐	☐

9.	To re-elect Dr J M Schubert as a Director of BHP Billiton Limited	☐	☐	☐

10.	To re-elect Dr J M Schubert as a Director of BHP Billiton Plc	☐	☐	☐

Vote
		For	Against	Withheld

11.	To re-appoint auditors of BHP Billiton Plc	☐	☐	☐

12.	To renew the Directors’ authority to allot shares of BHP Billiton Plc	☐	☐	☐

13.	To renew the disapplication of preemption rights in BHP Billiton Plc	☐	☐	☐

14.	To approve the re-purchase of shares of BHP Billiton Plc	☐	☐	☐

15.	To approve the Remuneration Report	☐	☐	☐

16.	To approve the amended Group Incentive Scheme (GIS)	☐	☐	☐

17.	To approve the Long Term Incentive Plan (LTIP)	☐	☐	☐

18.	To approve the grant of awards to Mr C W Goodyear under the amended GIS and the LTIP	☐	☐	☐

19.	To approve the grant of awards to Mr M Salamon under the amended GIS and the LTIP	☐	☐	☐

PLEASE SIGN HERE     This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3

Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

/ /

Contact name	Daytime telephone contact	Date

How to complete this Proxy Form

If you are unable to attend the Annual General Meeting of BHP Billiton Plc to be held in London on Thursday, 25 November 2004 at 10.30 am, you are encouraged to appoint a person who will attend as your proxy and exercise your right to vote at the Meeting.

Appointment of additional proxies

A shareholder is entitled to appoint more than one person (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. If you intend appointing additional proxies, please contact the Company’s Registrar for additional proxy forms.

Any questions?

Telephone: +44 (0)870 899 3148 for an additional form or if you have any questions on how to complete this form.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or not to vote) on any resolution, place a mark (“X”) in the “For”, “Against” or “Vote Withheld” box for each resolution.

CRESTCo electronic proxy appointment service

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 10.30 am on Tuesday, 23 November 2004. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) takes(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Signing instructions

You must sign this form as follows in the spaces provided:

Individual:	Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney.

Joint Holding:	Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company’s Share Register.

Power of Attorney or Relevant Authority:	If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Company’s Registrar at the address and by the time below or be enclosed with this form, and the words “authorised signatory” should be added under the signature on the front of this form.

Companies:	Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.

Electronic proxy lodgement:	To appoint a proxy electronically go to www.bhpbilliton.com, click on the “Shareholder Services” icon then go to “Provide your Email Address”, click on “PLC — UK Principal Register” and follow the prompts and instructions. To access this service you will need your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the top right hand corner of the front of this form.

If you hold shares through CREST you may appoint a proxy or proxies through the CREST electronic proxy appointment service.

Deadline for receipt of proxy form

Your completed proxy form (and any relevant authorities) must be received by the Company’s Registrar in the UK, Computershare Investor Services PLC, not later than 10.30 am (Greenwich Mean Time) on Tuesday, 23 November 2004.

An envelope is enclosed for the return of your completed proxy form.

You may record your proxy voting instructions by the above time and date on the internet at www.bhpbilliton.com. Alternatively, your signed proxy form (and any relevant authorities) may be lodged by the above time and date by facsimile on +44 (0)870 703 6109. Both sides of the proxy form must be transmitted.

Documents may be lodged using the return envelope or by delivery to the Company’s Registrar in the UK:

                    Computershare Investor Services PLC
                    The Pavilions
                    Bridgwater Road
                    Bristol BS13 8FB

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 16 September 2004